EXHIBIT 99.1



(NYSE: STVN)

Stevanato Group
Q4 and FY 2023 Financial Results

March 7, 2024

Safe Harbor Statement

Forward-Looking Statements

This presentation may include forward-looking statements. The words "executing," "advancing," "solid," "positive," "benefitting," "continue," "drive," "expanding," "fuel," "growth," "remain," "well positioned," "create," "strong," "see," "assumes," "believe," "expect," "may," "will," "expected," "rising," "enhance," "confident," "sustainable," "ideally positioned," and similar expressions (or their negative)identify certain of these forward-looking statements. These forward-looking statements are statements regarding the Company's intentions, beliefs or current expectations concerning, among other things, investments the Company expects to make, the expansion of manufacturing capacity, the Company's plans regarding its presence in the U.S. and in other markets, business strategies, the Company's capacity to meet and adjust future market demand, and results of operations. The forward-looking statements in this presentation are based on numerous assumptions regarding the Company's present and future business strategies and the environment in which the Company will operate in the future. Forward-looking statements involve inherent known and unknown risks, uncertainties and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance or achievements of the Company to be materially different from those expressed or implied by such forward looking statements. Many of these risks and uncertainties relate to factors that are beyond the Company's ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behavior of other market participants, the actions of regulators and other factors such as the Company's ability to continue to obtain financing to meet its liquidity needs, changes in the geopolitical, social and regulatory framework in which the Company operates or in economic or technological trends or conditions. For a description of the risks that could cause the Company's future results to differ from those expressed in any such forward looking statements, refer to the risk factors discussed in the Company's most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission. Readers should therefore not place undue reliance on these statements, particularly not in connection with any contract or investment decision. Except as required by law, the Company assumes no obligation to update any such forward-looking statements.

Non-GAAP Financial Information

This presentation contains non-GAAP financial measures. Please refer to the tables included in this presentation for a reconciliation of non-GAAP financial measures.

Management monitors and evaluates its operating and financial performance using several non-GAAP financial measures, including Constant Currency Revenue, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Operating Profit, Adjusted Operating Profit Margin, Adjusted Income Taxes, Adjusted Net Profit, Adjusted Diluted EPS, Capital Employed, Net Cash, Free Cash Flow and CAPEX. The Company believes that these non-GAAP financial measures provide useful and relevant information regarding its performance and improve its ability to assess its financial condition. While similar measures are widely used in the industry in which the Company operates, the financial measures it uses may not be comparable to other similarly titled measures used by other companies, nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS.

Stevanato Group

Stevanato Group Fourth Quarter and Full Year 2023 Financial Results Earnings Call



Franco
Stevanato

Executive Chairman



Franco
Moro

CEO



Marco
Dal Lago

CFO



Lisa
Miles

SVP IR

Stevanato Group



Franco Stevanato

Executive Chairman



Double-Digit Growth in 2023 Despite a Dynamic Environment

Solid Fiscal 2023

- Solid **+10% revenue growth in FY 2023** (+11% on CC basis)

- Successfully executing against our near-term objectives:
  - Advancing our **capacity expansion** projects;
  - **Growing our mix of HVS**

- **Navigated macro challenges in a dynamic environment:** inflation uncertainty, ongoing supply chain issues and industry-wide customer destocking

Positive Outlook in the Medium Term

- Benefitting from **favorable secular tailwinds;** will continue to drive robust demand for our HVS

- Expanding capacity to meet market demand to fuel organic growth

- **Fundamentals of our business remain strong**:
  - **High-growth end markets** with broad range of opportunities;
  - Global leader in pen cartridges and enviable position in PFS*: we are well positioned to capitalize on biologics growth and the trend towards self-administration of medicine

- **Customers favor our unique value proposition** of integrated end-to-end solutions, along with our global footprint, single quality standard, and differentiated product set

Laser-focused on solid execution to drive growth and create long-term shareholder value. We have the right strategy, the right product portfolio, and the right team to succeed.

*PFS: "Pre-Filled Syringes"

Stevanato Group



Marco Dal Lago

Chief Financial Officer

Solid 2023 Confirms Strong Growth Construct Ahead

Double-digit growth in Q4 2023, but slightly below our expectations, put us at the low-end of 2023 guidance range

Differences between FY 2023 actual results and FY 2023 guidance mainly due **vial destocking**:

- Covid-19 related applications roll-off
- Non-Covid-19 applications: customers built up stock to mitigate supply chain uncertainty and manage long lead times at the height of the pandemic

FY 2024 Guidance: 9% to 12% revenue growth. Mid and long-term growth construct remain solid and unchanged

Industry-wide temporary imbalance of supply and demand; starting to see early indications of recovery

2024 guidance assumes a **slower recovery in vial demand**

Reiterating mid-term targets (2025-2027):

Revenue growth	*LDD*
HVS Share of Revenue	**40%** to **45%** in 2027
Adj. EBITDA margin	**30%** in 2027

Stevanato Group

Q4 2023: Financial Highlights

Q4 2023 Revenue

(€ Million)



Non HVS   HVS

+10%

292   321

34

Covid-19 headwind

Base business

87 (30%)   119 (37%)

+37%

Q4 2022   Q4 2023

Q4 2023 Margins

	Q4 2023	Q4 2022
Gross Profit Margin	31.8%	34.3%
Operating Profit Margin	20.0%	21.6%

___

*All comparisons refer to Q4 2022 unless otherwise specified.
Adjusted operating profit margin, adjusted net profit, adjusted DEPS, adjusted EBITDA,
adjusted EBITDA margin, Net Debt, CapEx, Free Cash Flow are non-GAAP financial measures. Please refer to slides 21 to 29 for a reconciliation of non-GAAP measures.

Q4 23 revenue growth (+11% yoy on CC basis) **driven by the BDS Segment**

- Q4 23 revenue slightly below our expectations by ~€ 5 million; evenly split across both segments
- Excluding Covid-19, **total company revenue increased approximately 24%**
- **HVS represented 37% of total revenue**

Gross profit margin decrease mostly due to benefits realized in Q4 22 that did not repeat in Q4 23, including:

- Higher revenue and profit from EZ-fill® vials which led to a more favorable mix within HVS in Q4 22
- Instituted additional price adjustments to recover inflationary costs from prior periods (predominantly in the BDS Segment)

Gross profit margin was also tempered by FX, and ongoing short-term inefficiencies tied to start-up (higher industrial costs, depreciation, and lower utilization during ramp up); the increase in HVS partially offset these effects.

Operating profit decrease due to lower gross profit and other income

On the bottom line:

- **Net profit of € 45.2M** (-6% yoy), or € 0.17 of diluted EPS
- Adjusted net profit* of € 47.1M (-5% yoy), or **€ 0.18 of adjusted diluted EPS***

Adjusted EBITDA* of € 86.7M (+6% yoy)**; adjusted EBITDA margin* of 27% (-100 bps yoy)**

Stevanato Group





Q4 2023 Segment Trends

Biopharmaceutical and Diagnostic Solutions Segment (BDS)

REVENUE*
(€ Million)

+12%
232
260
Q4 2022
Q4 2023

GROSS PROFIT MARGIN
(%)

37.3
33.6
Q4 2022
Q4 2023

Q4 revenue increased 12% yoy (14% on CC basis) despite steep decline in Covid-19 related revenue and industry-wide destocking

- **Excluding Covid-19** related revenue, **BDS grew approx. 24%**
- Revenue from HVS grew 37%; offset by a 3% decline in other containment and delivery solutions

Gross profit margin decreased due to lower EZ-fill® vial volumes, FX, and ongoing short-term underutilization on some vial lines

Engineering Segment

REVENUE*
(€ Million)

61
61
Q4 2022
Q4 2023

GROSS PROFIT MARGIN
(%)

21.2
21.1
Q4 2022
Q4 2023

Q4 revenue consistent with prior year

Gross profit margin decreased 10 basis points to 21.1% compared with the same period in 2022

→ managing through a large volume of work in progress. Our main priority for 2024 is execution and shortening lead times

* All comparisons refer to Q4 2022 unless otherwise specified. Rounded figures

Stevanato Group

Balance Sheet Snapshot

At Quarter Ended December 31, 2023

€ 324.4M
Net Debt*

€ 69.6M
Total Cash and Cash Equivalents

In Fourth Quarter 2023

(€ 76.0M)
Free Cash Flow*

€ 10.2M
Net Cash Generated from Operations

€ 94.7M
CapEx*

Since Q3 earnings, **signed three new mid-term loans totaling €110 million**, and have drawn down ~€60 million.

We believe we have adequate liquidity to fund the needs of the business.

*Adjusted operating profit margin, adjusted net profit, adjusted DEPS, adjusted EBITDA and adjusted EBITDA margin, Net Debt, CapEx, Free Cash Flow are non-GAAP financial measures. Please refer to slides 21 to 29 for a reconciliation of non-GAAP measures.

Stevanato Group

Introducing Guidance for Fiscal 2024

	FY 2024 Guidance
Revenue	**€ 1.180B - € 1.210B**
Implied Revenue Growth	*9% - 12%*
Adjusted DEPS*	**€ 0.62 - € 0.66**
Adjusted EBITDA*	**€ 314.1M - € 329.5M**

For Q1 2024 we expect

- Consistent with prior years, revenue step down in Q1 24 vs Q4 23
- Q1 total revenue flat to slightly down compared with Q1 23
- BDS to grow mid-single digit vs Q1 23
- Revenue decline in Engineering compared to Q1 23

FY 2024 Guidance assumes:

- The second half of 2024 will be stronger than the first half
- BDS Segment is expected to grow LDD, while Engineering Segment will remain flat
- HVS in the range of 35% to 37% of total 2024 revenue
- Capital expenditures in the range of 25% to 28% of 2024 revenue, based on revenue guidance mid-point
- Est. currency headwind of €7 million to €9 million
- Tax rate of 24.3%
- Weighted shares outstanding of approximately 265.5 million

*Adjusted operating profit margin, adjusted net profit, adjusted DEPS, adjusted EBITDA and adjusted EBITDA margin, Net Debt, CapEx, Free Cash Flow are non-GAAP financial measures. Please refer to slides 21 to 29 for a reconciliation of non-GAAP measures.

Stevanato Group



Franco Moro

Chief Executive Officer

Stevanato Group

Meaningful Progress while Managing Industry-Wide Challenges



Double-digit topline growth

+10%
(+11% on CC basis)

HVS Share Increase
(HVS as % of Total Revenue, rounded)

17	30	34	35 to 37
2019	2022	2023	2024 Guidance

Meaningful progress in our capacity expansion

Enhanced our integrated value proposition

Continue to manage industry-wide challenges

Stevanato Group

Factors Impacting the Engineering Segment Trajectory

Convergence of factors impacting segment

- Very **strong demand** for machinery over the last two years

- Facing **challenges on timely execution**
  - Persistent long **lead times for electronic components**
  - And the **time needed to shore-up the** necessary **resources** to deliver on the outsized demand

- On the right path to better balance resources with demand, but it will take some additional time

- **Execution is sole focus in 2024 for Engineering Segment**
  - May negatively impact segment growth in the short term, but we believe this action will better position the business for long-term success

Engineering Third-Party Revenue

(€ million)



+26%

2019	2020	2021	2022	2023
81	97	150	184	206



Stevanato Group

Rise in Biologics Fueling Durable Growth in BDS Segment

- Slow recovery in vial demand is temporary; path to normalization expected to continue throughout 2024

- Many opportunities in the adoption of ready-to-use (RTU) vials and cartridges:

  - Today, **≤ 5% of vial and cartridge market has converted to RTU** format (PFS* market converted for ≥ 95%)

  - Based on market data, the number of Fill & Finish lines capable of processing RTU vials and cartridges **increased 32%** in 2023

  - Evolving regulatory landscape expected to galvanize RTU adoption

- Our portfolio diversity helped us navigate the lingering impacts from Covid-19 roll-off:

  - While short term vial demand is lagging, continue to see robust demand in PFS. **In 2023 record year in sales of high-value syringes, driven by Biologics**



Share of FY 2023 BDS Revenue from Biologics, excluding Covid-19

(% of BDS Revenue excl. Covid-19)

FY 2021	FY 2022	FY 2023
16%	19%	28%

Share of BDS revenue from biologics including revenue related to Covid-19 can be found in the Company's 20F filed with the SEC for fiscal years 2021, 2022, and 2023

*PFS: "Pre-Filled Syringes"

Stevanato Group

New Order Intake and Backlog

In Fourth Quarter 2023	At Year Ended December 31, 2023
~€ 342M **New Order Intake**	**~€ 945M** **Backlog, heavily weighted towards Biologics**

Due to quarterly fluctuations in backlog and order intake, we believe that annual analysis of these metrics provides a more accurate view of demand trends.

So, beginning in fiscal 2024, we will provide backlog and order intake on an annual basis, rather than quarterly.

Stevanato Group

HVS Expansion Designed to Meet Rising Customer Demand



Latina, Italy







Fishers (IN), U.S.





- Successfully **launched commercial PFS production** in Q4 23

- Expect **steady ramp over the coming years**

- **Installing RTU cartridge capacity** to support a customer's transition from bulk to RTU configuration; these lines expected to supply commercial volumes in 2026

- Customer **validation activities ongoing** and will continue into 2026, as planned

- On track to launch commercial production later in 2024; do not anticipate meaningful revenue contribution until 2025 when production ramps for GLP1s and other biologics

- Expected to hit **full productivity mid to late 2028**

Stevanato Group

Integrated Offerings Enhance Our Value Proposition



Non-GMP Fill-and-Finish services for small batch operations

- Identify possible interactions between the drug and the container systems during and after the F&F process

- Fill-and-Finish services available in both our Technology Excellence Centers in Boston (U.S.) and Italy

These services help customers optimize and de-risk their early-stage development and manufacturing strategy, while gaining a strategic foothold in supporting them throughout the entire drug lifecycle

Stevanato Group

Confident in Path to Sustainable Long-Term Growth and Value Creation

- **#1 priority:** flawless **execution of our operational priorities**

- **Confident** in our mid-term 2025 to 2027 growth targets:

Revenue growth	*LDD*
HVS Share of Revenue	**40%** to **45%** in 2027
Adj. EBITDA margin	**30%** in 2027

- Strong **secular tailwinds**, continued growth in biologics, and an increasingly strong competitive moat

- Ideally positioned to drive **durable organic growth**, **expand margins** and deliver **long-term shareholder value**

Our Operational Priorities

Global Expansion


HVS Growth


Multi-Year Pipeline


R&D Innovation


Stevanato Group



(NYSE: STVN)

**Stevanato Group
Q4 and FY 2023 Financial Results**

Thank You

Reconciliation of Non-GAAP Financial Measures

This presentation contains non-GAAP financial measures. Please refer to the tables included in this presentation for a reconciliation of non-GAAP measures.

Management monitors and evaluates our operating and financial performance using several non-GAAP financial measures, including Constant Currency Revenue, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Operating Profit, Adjusted Operating Profit Margin, Adjusted Income Taxes, Adjusted Net Profit, Adjusted Diluted EPS, Capital Employed, Net Cash, Free Cash Flow, and CapEx. We believe that these non-GAAP financial measures provide useful and relevant information regarding our performance and improve our ability to assess our financial condition. While similar measures are widely used in the industry in which we operate, the financial measures we use may not be comparable to other similarly titled measures used by other companies, nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS.

Reconciliation of Non-GAAP Financial Measures (1/8)

Reconciliation of Revenue to Constant Currency Revenue
(Amounts in € millions)

Three months ended December 31, 2023	Biopharmaceutical and Diagnostic Solutions	Engineering
Reported Revenue (IFRS GAAP)	260.0	60.6
Effect of changes in currency translation rates	3.8	0.1
Organic Revenue (Non-IFRS GAAP)	263.8	60.7

Year ended December 31, 2023	Biopharmaceutical and Diagnostic Solutions	Engineering
Reported Revenue (IFRS GAAP)	879.3	206.1
Effect of changes in currency translation rates	8.2	0.2
Organic Revenue (Non-IFRS GAAP)	887.5	206.3

Stevanato Group

Reconciliation of Non-GAAP Financial Measures (2/8)

Reconciliation of EBITDA
(Amounts in € millions)

	For the three months ended December 31,		Change	For the years ended December 31,		Change
	2023	**2022**	**%**	**2023**	**2022**	**%**
Net Profit	45.2	48.3	(6.4)%	145.7	143.0	1.9%
Income Taxes	13.6	15.5	(12.5)%	43.9	44.6	(1.7)%
Finance Income	(4.3)	(7.8)	(44.8)%	(20.3)	(25.0)	(19.2)%
Finance Expenses	9.5	7.1	34.6%	31.4	29.8	5.3%
Operating Profit	**64.0**	**63.1**	**1.5%**	**200.7**	**192.4**	**4.3%**
Depreciation and Amortization	20.1	17.0	18.0%	78.5	64.8	21.1%
EBITDA	**84.1**	**80.2**	**4.9%**	**279.2**	**257.3**	**8.5%**

Calculation of Net Profit margin, Operating Profit Margin, Adjusted EBITDA Margin and Adjusted Operating Profit Margin
(Amounts in € millions)

	For the three months ended December 31,		For the year ended December 31,	
	2023	**2022**	**2023**	**2022**
Revenue	320.6	292.1	1,085.4	983.7
Net Profit Margin (Net Profit/ Revenue)	14.1%	16.5%	13.4%	14.5%
Operating Profit Margin (Operating Profit/ Revenue)	20.0%	21.6%	18.5%	19.6%
Adjusted EBITDA Margin (Adjusted EBITDA/ Revenue)	27.0%	28.0%	26.9%	26.8%
Adjusted Operating Profit Margin (Adjusted Operating Profit/ Revenue)	20.8%	22.2%	19.6%	20.2%

Stevanato Group

Reconciliation of Non-GAAP Financial Measures (3/8)

**Reconciliation of Reported and Adjusted EBITDA, Operating Profit, Income Taxes,
Net Profit, and Diluted EPS
(Amounts in € millions, except per share data)**

Three months ended December 31, 2023	EBITDA	Operating Profit	Income Taxes [3]	Net Profit	Diluted EPS
Reported	84.1	64.0	13.6	45.2	0.17
Adjusting items:					
Start-up costs new plants [1]	2.6	2.6	0.7	1.9	0.01
Adjusted	**86.7**	**66.6**	**14.3**	**47.1**	**0.18**
Adjusted Margin	**27.0%**	**20.8%**	—	—	—

Year ended December 31, 2023	EBITDA	Operating Profit	Income Taxes [3]	Net Profit	Diluted EPS
Reported	279.2	200.7	43.9	145.7	0.55
Adjusting items:					
Start-up costs new plants [1]	12.0	12.0	3.2	8.8	0.03
Restructuring and related charges [2]	0.3	0.3	0.1	0.2	0.00
Adjusted	**291.5**	**213.0**	**47.2**	**154.7**	**0.58**
Adjusted Margin	**26.9%**	**19.6%**	—	—	—

Three months ended December 31, 2022	EBITDA	Operating Profit	Income Taxes [3]	Net Profit	Diluted EPS
Reported	80.2	63.1	15.5	48.3	0.18
Adjusting items:					
Start-up costs U.S. plant [1]	1.6	1.6	0.4	1.2	0.01
Restructuring and related charges [2]	0.1	0.1	—	0.1	0.00
Adjusted	**81.9**	**64.8**	**15.9**	**49.6**	**0.19**
Adjusted Margin	**28.0%**	**22.2%**	—	—	—

Year ended December 31, 2022	EBITDA	Operating Profit	Income Taxes [3]	Net Profit	Diluted EPS
Reported	257.3	192.4	44.6	143.0	0.54
Adjusting items:	—	—	—	—	—
Start-up costs U.S. plant [1]	6.2	6.2	1.6	4.6	0.02
Restructuring and related charges [2]	0.1	0.1	—	0.1	0.00
Adjusted	**263.6**	**198.7**	**46.2**	**147.7**	**0.56**
Adjusted Margin	**26.8%**	**20.2%**	—	—	—

(1) During the three months and the year ended December 31, 2023, the Group recorded €2.6 million and €12.0 million, respectively, of start-up costs for the new plants in Fishers, Indiana, United States, and in Latina, Italy. These costs are primarily related to labor costs incurred prior to the start-up of commercial operations that are associated with the training and travel of personnel who are employed in the production of our products which require specialized knowledge. During the three months and the year ended December 31, 2022, the Group recorded €1.6 million and €6.2 million, respectively, of start-up costs for the new plants in Fishers, Indiana, United States, in Zhangjiagang, China, and in Latina, Italy.

(2) During the year ended December 31, 2023, the Group recorded €0.3 million of restructuring and related charges among general and administrative expenses. These are mainly employee costs related to the reorganization of some business functions. During the three months and the year ended December 31, 2022, the Group recorded €0.1 million in restructuring and related charges for the merger of Innoscan A/S into SVM Automatik A/S.

(3) The income tax adjustment is calculated by multiplying the applicable nominal tax rate to the adjusting items.

Reconciliation of Non-GAAP Financial Measures (4/8)

Capital Employed
(Amounts in € millions)

	As of December 31, 2023	As of December 31, 2022
- Goodwill and Other intangible assets	81.0	79.4
- Right of Use assets	18.2	19.3
- Property, plant and equipment	1,028.5	641.4
- Financial assets - investments FVTPL	0.7	0.8
- Other non-current financial assets	4.5	1.0
- Deferred tax assets	76.3	69.2
Non-current assets excluding FV of derivative financial instruments	**1,209.2**	**811.1**
- Inventories	255.3	213.3
- Contract Assets	172.6	103.4
- Trade receivables	301.8	212.7
- Trade payables	(277.8)	(239.2)
- Advances from customers	(22.9)	(26.6)
- Non-current advances from customers	(39.4)	—
- Contract Liabilities	(22.3)	(14.8)
Trade working capital	**367.2**	**248.8**
- Tax receivables and Other receivables	58.2	54.0
- Tax payables and Other liabilities	(107.0)	(111.2)
- Current Provisions	(1.1)	—
Net working capital	**317.4**	**191.7**
- Deferred tax liabilities	(9.6)	(21.0)
- Employees benefits	(7.4)	(8.3)
- Non-Current Provisions	(4.0)	(5.5)
- Other non-current liabilities	(48.5)	(18.1)
Total non-current liabilities and provisions	**(69.5)**	**(52.9)**
Capital employed	**1,457.1**	**949.9**
Net (debt)/ net cash	**(324.4)**	**46.0**
Equity	**(1,132.6)**	**(995.9)**
Total equity and net debt	**(1,457.1)**	**(949.9)**

Stevanato Group

Reconciliation of Non-GAAP Financial Measures (5/8)

Net (Debt) / Net Cash
(Amounts in € millions)

	As of December 31, 2023	As of December 31, 2022
Non-current financial liabilities	(255.6)	(148.4)
Current financial liabilities	(143.3)	(70.7)
Other non-current financial assets - Derivatives	0.6	2.8
Other current financial assets	4.4	33.6
Cash and cash equivalents	69.6	228.7
Net (Debt)/ Net Cash	**(324.4)**	**46.0**

Reconciliation of Non-GAAP Financial Measures (6/8)

CAPEX
(Amounts in € millions)

	For the three months ended December 31,		Change	For the year ended December 31,		Change
	2023	2022	€	2023	2022	€
Addition to Property, plants and equipment [1]	89.6	99.9	(10.3)	444.6	294.5	150.1
Addition to Intangible Assets	5.1	0.3	4.8	8.7	8.1	0.6
CAPEX	**94.7**	**100.2**	**(5.5)**	**453.3**	**302.6**	**150.7**

Stevanato Group

Reconciliation of Non-GAAP Financial Measures (7/8)

Free Cash Flow
(Amounts in € millions)

	For the three months ended December 31,		For the years ended December 31,	
	2023	**2022**	**2023**	**2022**
Cash Flow from Operating Activities	10.2	59.7	105.2	103.3
Interest paid	0.7	1.0	3.1	3.5
Interest received	(0.3)	(0.3)	(0.9)	(0.8)
Purchase of property, plant and equipment	(82.0)	(67.9)	(433.2)	(235.0)
Proceeds from sale of property, plant and equipment	0.5	(0.4)	0.6	0.1
Purchase of intangible assets	(5.1)	(0.3)	(8.7)	(8.1)
Free Cash Flow	**(76.0)**	**(8.2)**	**(333.9)**	**(137.0)**

Stevanato Group

Reconciliation of Non-GAAP Financial Measures (8/8)

Reconciliation of 2024 Guidance (Updated)
Reported and Adjusted EBITDA, Operating Profit, Net Profit, Diluted EPS
(Amounts in € millions, except per share data)

	Revenue	EBITDA	Operating Profit	Net Profit	Diluted EPS
Reported	1,180.0 - 1,210.0	302.8 - 318.2	217.7 - 233.0	155.0 - 166.6	0.58 - 0.63
Adjusting items:					
Start-up costs new plants		11.3	11.3	8.5	0.03
Adjusted	**1,180.0 - 1,210.0**	**314.1 - 329.5**	**228.9 - 244.3**	**163.5 - 175.1**	**0.62 - 0.66**

Stevanato Group